CONSULTANCY SERVICES AGREEMENT

This is an agreement (the “Agreement”) dated March 1st 2021 between SEQUANS COMMUNICATIONS S.A. (“SEQUANS” or “Company”), a French company registered with the Nanterre Corporate Register (R.C.S.) under the number 450 249 677, and having its registered office located at 15-55 boulevard Charles de Gaulle, 92700 Colombes (FRANCE), and ABLE FRANCE (the “CONSULTANT”) having its principal place of business at 21 avenue des Cevennes, 26250 Livron sur Drome (SIRET 484 517 349 00056, APE 6202A), collectively referred to as “THE PARTIES”

WHEREAS,

SEQUANS is engaged in the business of researching, developing and commercializing silicon and software solutions in the areas of 4G/5G wireless and related technologies, and desires to further develop its business in the markets described in the Appendix “TEN Consulting Proposal” with a highly experienced consultants as described in Appendix.

CONSULTANT has a great knowledge and expertise with various stakeholders in the targeted markets, including executive level relationships with both industrial players and 4G/5G operators, and is in the business of providing related business development consultancy services.

SEQUANS desires to use such consultancy services.

The Parties are willing to establish the relationship contemplated herein.

NOW THEREFORE, in consideration of their mutual covenants and undertakings, the parties agree as follows.

1.Services. As mutually agreed upon by the parties, CONSULTANT shall provide the following services to SEQUANS (the “Services”) during the term of this Agreement:

i) Drive the various consultants indicated in the Appendix, coordinate their activities in synchronization with SEQUANS and handle their compensation directly
ii) Execute on Phase 1 as indicated in the Appendix
iii) At the end of Phase 1, evaluate and adjust Phase 2 proposal described in the Appendix in coordination with SEQUANS
iv) Based on the conclusion of iii) execute on Phase 2 as described in the Appendix or adjusted

CONSULTANT undertakes to report on his activities performed under this Agreement to the Company in the various markets described in the Appendix. The nature and frequency of these reports will be left to the reasonable discretion of SEQUANS.

CONSULTANT will provide some of the services himself or will enlist some to other third party consultants as described in the Appendix. Changing the consultants will require the prior approval of SEQUANS. CONSULTANT agrees to ensure that such third party consultants respect the obligations of the CONSULTANT as set forth in sections 5-9.

2. Term. This Agreement shall enter in force with effect as of March 1st, 2021 and shall continue for a period of three (3) months with an automatic renewal for another six (6) months period if Phase 2 as described above is engaged.

3. Remuneration – Expenses. In consideration with the consultancy services provided pursuant to the present Agreement, the CONSULTANT shall receive a fixed fee of €72 000 for the activities described in Phase 1 of the Appendix which is expected to represent an equivalent of 32 workdays. If the term of the Agreement is renewed to cover Phase 2 of the Appendix, the fee related for such phase will be finalized in line with the proposal described in the Appendix, i.e., €98 000 for an equivalent of 60 workdays. If CONSULTANT expects to spend and invoice additional time, this is to be pre-approved by the Company.

The CONSULTANT shall be reimbursed for reasonable travel and other out of pocket expenses incurred in fulfilling his Services under this Agreement which have been pre-approved by the Company, subject to the submission of receipts justifying the amount of the expenses. CONSULTANT may ask SEQUANS to pay directly some or all the third party consultants involved in the mission and described the Appendix. In such case, the fee to be paid to CONSULTANT under this section will be reduced by the same amount paid to the consultants.

The CONSULTANT shall invoice SEQUANS every month for his fees and costs. Such invoices shall be due and payable within 30 days of receipt of the invoice.

4. Obligations of SEQUANS. SEQUANS shall provide the following and tools to assist the CONSULTANT in his mission:
i) Invitation to participate in internal Company sales and business unit meetings that will provide necessary information about SEQUANS’ business
ii) SEQUANS shall provide CONSULTANT with marketing and technical information concerning the SEQUANS’ products on a regular basis as well as reasonable quantities of manuals, training materials, brochures, advertising literature and other product data.
iii) If required, SEQUANS shall provide CONSULTANT with business cards, a SEQUANS email address and an adequate title.

5. Diligence. CONSULTANT shall collaborate with SEQUANS as an independent CONSULTANT on the basis of his specific skills. SEQUANS does not undertake by this Agreement or otherwise to perform any of CONSULTANT’s obligations. In no way is CONSULTANT to be construed as an employee or agent or acting as an employee or agent of SEQUANS in any respect. CONSULTANT shall not disclose to any third-party information concerning any efforts undertaken for SEQUANS without the express prior written consent of SEQUANS.

CONSULTANT warrants that all services likely to be performed under this Agreement shall be performed with the skill, care and diligence to be expected of a professional consultant.

CONSULTANT shall render his services under his own responsibility and shall determine the adequate manner and means by which such services are accomplished, subject to the express condition that CONSULTANT shall at all times comply with the terms and conditions of this Agreement, SEQUANS’ corporate governance policies as set forth on the SEQUANS website (https://www.sequans.com/investors/corporate-governance/) and applicable local law.

In the performance of his services, CONSULTANT will not use any confidential, proprietary, or trade secret information that it has learned in prior projects for other clients, nor will it violate any existing copyright or trademark.

6. Termination.

a) Notwithstanding the terms of section 2 herein, either party may terminate this Agreement, with or without cause, upon 30 days’ written notice to the other party.

b) SEQUANS may terminate this Agreement without respecting any notice period if CONSULTANT has breached any of his obligations under the Agreement.

c) Except as otherwise stated herein, each party shall be released from all obligations and liabilities to the other party arising after the date of such termination, except with respect to Confidentiality obligations, as set forth under section 6 hereafter, which shall remain in force for a period of five (5) years from the date of disclosure of any Confidential information.

d) Upon termination of this Agreement CONSULTANT shall return to SEQUANS all tangible property belonging to SEQUANS including documents, computer files, data or programs.

7. Confidentiality.

a) Confidential information. In order to conduct the duties involved with the services to be provided to SEQUANS, CONSULTANT wishes to obtain certain information concerning SEQUANS and its business which is not generally known, and which SEQUANS considers to be proprietary and/or confidential (hereinafter referred to as “Confidential Information”), which may include but is not limited to, trade secrets, discoveries, ideas, concepts, know-how, techniques, designs, specifications, drawings, diagrams, data, computer programs, business activities and operations, reports, studies and other technical and business information.

b) Protection of Confidential Information. CONSULTANT acknowledges that SEQUANS claims its Confidential Information as a special, valuable and unique asset. CONSULTANT agrees that it will keep in confidence all Confidential Information and that it will not directly or indirectly disclose to any third party or use for its own benefit, or use for any purpose other than the consultancy services provided by CONSULTANT, any Confidential Information it receives from SEQUANS. CONSULTANT agrees to use reasonable care to protect the Confidential Information, and in no event less than the same degree of care to protect the Confidential Information as it would employ with respect to its own information of like importance, which it does not desire to have published or disseminated. Any information exchanged by the parties and entitled to protection under this Agreement shall be identified as such by appropriate markings on any documents exchanged, or, if the disclose has been made orally, then the disclosing party shall identify the information as “confidential” at the time the disclosure is made and, within two (2) weeks of the disclosure, shall confirm in writing the confidential nature of the oral communication.

c) Limitations on Confidential Information. Confidential Information shall not include the information which:

•The CONSULTANT knows at the time of disclosure, free of any obligation to keep it confidential, as evidenced by written records;
• Is or becomes publicly available through authorized disclosure;
•Is independently developed by the CONSULTANT without the use of any Confidential Information; or
•The CONSULTANT rightfully obtains from a third party who has the right to transfer or disclose it.
If any portion of any Confidential Information falls within any of the above exceptions, the remainder of the Confidential Information shall continue to be subject to the requirements of this Agreement.

d) Compelled Disclosure. Should the CONSULTANT be faced with legal action to disclose Confidential Information received under this Agreement, the CONSULTANT shall promptly notify SEQUANS and, upon the request of the latter, shall cooperate with SEQUANS in contesting such a disclosure. Except in connection with failure to discharge the responsibilities set forth in the preceding sentence, neither party shall be liable in damages for any disclosures pursuant to such legal action.

8. Limited Liability. Except for claims arising from (a) CONSULTANT’s breach of confidentiality, or (b) liabilities resulting from a party’s intentional acts, gross negligence or wilful misconduct, neither party will be liable for any indirect or consequential damages or for any loss of revenues, loss of profits OR loss of goodwill, even if the party or its CONSULTANT has been advised of the possibility of the type of damages.

9. Miscellaneous.

a) This Agreement is the exclusive agreement between the parties with respect to its subject matter and as of its date supersedes all prior agreements, negotiations, representations, and proposals, written or oral, related to its subject matter. Its terms cannot be modified, supplemented, or rescinded except by an agreement in writing signed by both parties.

Neither party shall be bound by nor be liable to the other party for any representation, promise, or inducement made by any of such party’s agents or employees which is not embodied in this Agreement. In the event of any discrepancy or inconsistency between this Agreement and any other form used by either party in connection herewith, the terms of this Agreement shall govern.

b) If any provision of this Agreement is held invalid, illegal, or unenforceable, the validity, legality, or enforceability of the remaining provisions shall in no way be affected or impaired hereby.

c) No waiver of any breach of this Agreement shall constitute a waiver of any other breach, whether of the same or any other covenant, term, or condition. The subsequent performance of any of the terms, covenants, or conditions of this Agreement shall not constitute a waiver of any preceding breach, regardless of the other party’s knowledge of the preceding breach at the time of subsequent performance, ne shall any delay or omission of either party’s exercise of any right arising from any such default affect or impair the parties’ rights as to the same or future default.

d) This Agreement shall be governed by and interpreted in accordance with the laws of FRANCE. Any dispute arising out of the interpretation and/or the performance of the present Agreement shall be submitted to the Courts of Paris (France).

e) Whenever notice is required to be given under the terms of this Agreement, it shall be in writing and shall be personally delivered or sent by certified mail, return receipt requested, addressed as set forth on page 1 of this Agreement, to the party to receive such notice. E-mail notifications with receipt requested will be accepted. Any change of address of either party shall be effective upon of written notice of such change by the opposite party.

f) By executing this Agreement, the signatory for each party represents that it is duly authorized to execute this Agreement on behalf of such party.

SEQUANS COMMUNICATIONS Agreed and Accepted:

By __________________________ By_______________________

Deborah Choate Yves Maitre
Chief Financial Officer Able France

Date_________________________ Date______________________

APPENDIX

T.E.N. Consulting Proposal

1.Background

Sequans and a Consultant from T.E.N. (Kiyohito Nagata) have recently started work together, collaborating in the Japanese market. This initial work has been progressing well, and Sequans is interested in expanding the relationship to cover the other territories where T.E.N. Consulting operates. A video call was held between the Sequans Leadership team and additional members of the T.E.N. team. During this call, we discussed Sequans’ priorities and how T.E.N. Consulting can help to achieve them.

The T.E.N. Consulting team was impressed by Sequans and is interested in quickly establishing a contractual relationship in order to support Sequans’ continued growth and success.

The TEN Consulting team involved in this proposal are the following:

–Yves Maitre (France)
–Christian Stangier (Germany)
–Gareth Abel (UK)
–Xavier Omella (Spain)
–Thomas Dexier (ANZ)
–Xiahong Zhou (China)

2. Proposal Structure

We recommend splitting the proposal into 2 initial phases :

2.1 Phase 1 activities

•Onboarding the T.E.N. consultants to become expert Ambassadors on behalf of Sequans
•Development and execution of Telco outreach programme, engaging with a wide collection of stakeholders in specified Operators. Establishing relationships and identifying suitable opportunities for Sequans.
•Investigation into 4G Broadband volume opportunities

Phase 1 Day breakdown across countries :

Country	March	April	May	Total
UK	4	2	2	8
Germany	4	2	2	8
Spain	4	2	2	8
France				4
China & ANZ				4
Total				32 days

Phase 1 Fee = €72K

Note : France & China + ANZ regions will spread their 4 day engagement across the initial 3 month Phase 1 project.

After the first 3 months, we propose a review session to evaluate progress to date and to rebalance activities as appropriate based on progress, client requests and market developments.

2.2 Phase 2 activities

•Ongoing regular engagement with Senior stakeholders across Telcos, raising the awareness and consideration of Sequans and its product / solutions
•Collection and articulation of relevant Telco strategy information back to Sequans
•Identification and progression of suitable Telco opportunities on behalf of Sequans

Phase 2 Day breakdown across countries :

Country	June	July	August	Sept	Oct	Nov	Dec	Total
UK	2	2	-	2	2	2	2	12
Germany	2	2	-	2	2	2	2	12
Spain	2	2	-	2	2	2	2	12
France	2	2	-	2	2	2	2	12
China + ANZ	2	2	-	2	2	2	2	12
Total								60 days

Phase 2 Fee = €98K

Total Phase 1 & 2 = €170K

Note : T.E.N. is anticipating no activity during the summer month of August.
developments.

3. Engagement Governance

T.E.N. Consulting will nominate a dedicated point of contact (Yves Maitre) to coordinate our regular activities and formal reviews with the Sequans team. However, we anticipate a close collaborative working relationship with the Sequans leadership team to ensure rapid exchange of information and balancing of priorities within the scope of our joint engagement.
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